SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CGC 76.483.817/0001-20 Publicly-held Company - CVM 1431-1

RI COPEL 001 / 2007

NOTICE TO THE MARKET

ARAUCÁRIA GAS POWER THERMOELECTRIC PLANT RENTAL AGREEMENT

Companhia Paranaense de Energia – COPEL, pursuant to CVM Instruction 358/2002, and committed to improving its good Corporate Governance practices, hereby informs the market that it signed the following agreements with PETROBRAS on December 28, 2006:

1.	A Rental Agreement for the Araucária Gas-powered Thermoelectric Plant, established between UEG Araucária and PETROBRAS, terminating on December 31, 2007 and extendable for up to 12 months thereafter should both parties so wish.

The monthly rental charge, which will cover UEG Araucária’s costs and taxes, will contain a fixed and a variable component.

The fixed charge will be R$ 13.14 per MWh multiplied by the reference capacity (428.35 MW) and by the number of hours per month.

The variable charge of R$ 33.23 per MWh will be calculated in line with the actual amount of electricity generated.

2.	An Operational and Maintenance Service Agreement for the UEG Araucária, established between COPEL Geração and PETROBRAS, terminating on December 31, 2008 or until the termination of the Rental Agreement, whichever occurs first.

The monthly value of the services provided will be R$ 5.86 per MWh multiplied by the reference capacity (428.35 MW) and by the number of hours per month.

Curitiba, January 3, 2007

     Paulo Roberto Trompczynski CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 03, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.